Exhibit 99.1

PRF Technologies Issues Letter to Shareholders Highlighting $11.0 Million Cash Position,

Entering Phase 2 Trial of OcuRing™-K and GridFeed™ Opportunity in AI Data Center Power

Preliminary cash, including short-term deposits, of approximately $11.0 million as of September

30, 2026, and total liabilities of approximately $2.5 million

Interim CEO Efraim Cohen-Arazi details LayerBio’s plans to enroll patients in the U.S. multi-

center Phase 2 trial of OcuRing™-K before year-end and GridFeed’s strategic growth initiatives

Tel Aviv – October 23, 2026 — PRF Technologies Ltd. (Nasdaq: PRFX) (“PRF”, “PRF Technologies” or the “Company”) today issued a Letter to Shareholders from Efraim Cohen-Arazi, Interim Chief Executive Officer.

Nine Months 2026 and Recent Highlights

●	Consolidated cash, including short-term deposits, of approximately $11.0 million as of September 30, 2026, with total liabilities of approximately $2.5 million (preliminary and unaudited)

●	Raised approximately $10.5 million in gross proceeds through the Company’s equity line facility during the nine months ended September 30, 2026, including approximately $0.5 million in the third quarter

●	Consolidated operating loss of approximately $3.7 million for the nine months ended September 30, 2026 (preliminary and unaudited)

●	LayerBio under the IND for OcuRing™-K expects to begin enrolling patients in its U.S. multi-center Phase 2 clinical trial before year-end, following completion of trial preparatory activities

●	Announced plans to establish GridFeed™, together with the Company’s DeepSolar operations, as a standalone, wholly owned subsidiary to pursue various strategic transactions. Began evaluating AI and hyperscale data center power optimization as a new market for GridFeed, where the International Energy Agency (IEA) projects global data center electricity consumption to roughly double to 950 TWh by 2030

Dear Fellow Shareholders,

When we wrote to you in July, we shared that PRF had substantially strengthened its financial position and was building momentum across both of our businesses. We are pleased to report that we have continued to make progress since then. With a strengthened balance sheet, LayerBio is preparing to initiate its U.S. multi-center Phase 2 trial of OcuRing™-K, and we have taken important steps to build GridFeed™ into a standalone AI energy business with a new opportunity in data center power. Our focus over the coming months is on advancing LayerBio’s clinical program, developing GridFeed and maintaining financial discipline.

Strengthening Our Financial Foundation

During the nine months ended September 30, 2026, PRF raised approximately $10.5 million in gross proceeds through its equity line facility, including approximately $0.5 million in the third quarter. This financing strengthened our balance sheet and supports the development of our existing businesses and the evaluation of strategic growth opportunities.

Based on preliminary, unaudited consolidated management estimates:

●	Consolidated cash, including short-term deposits, as of September 30, 2026: approximately $11.0 million.

●	Total consolidated liabilities as of September 30, 2026: approximately $2.5 million.

●	Consolidated operating loss for the nine months ended September 30, 2026: approximately $3.7 million.

The consolidated financial results presented in this letter consists of cash, including short-term deposits, as of September 30, 2026; total liabilities as of September 30, 2026; and operating loss for the nine months ended September 30, 2026. It is preliminary and unaudited and is based on management's preliminary estimates, using information available as of the date of this letter. The Company's financial closing procedures for this period are not complete. This information does not constitute a complete set of financial statements, and is not necessarily indicative of results for the full year ending December 31, 2026 or any future period. The Company's independent registered public accounting firm has not audited, reviewed, compiled or performed any procedures with respect to this information and accordingly does not express an opinion or any other form of assurance on it. Final amounts may differ materially from these estimates as a result of the completion of financial closing procedures, final adjustments and other developments arising before the Company's audited financial statements for the year ending December 31, 2026 are issued, which are expected to be included in the Company's Annual Report on Form 20-F. The Company does not prepare or publish separate third-quarter financial statements. Except as required by law, the Company undertakes no obligation to update these preliminary estimates.

We believe this financial position allows us to focus on continued disciplined execution while keeping the flexibility to act on attractive opportunities as they arise.

Advancing OcuRing™-K Toward Phase 2

Our majority-owned subsidiary, LayerBio, Inc., under an Investigational New Drug (IND) approved for a Phase 2 trial of OcuRing™-K. LayerBio expects to start patient enrollment in the planned U.S. multi-center trial before year-end, following completion of trial start-up activities. The trial is designed to evaluate pain, inflammation and safety in patients undergoing cataract surgery for OcuRing™-K our extended release NSAID delivery device.

OcuRing™-K is a patent-protected, bio-erodible intraocular ring designed to deliver the anti-inflammatory drug ketorolac through a single application during surgery, providing sustained, localized drug release at the surgical site. Cataract surgery is one of the most commonly performed surgical procedures in the world, and post-operative care still relies largely on complex eye-drop regimens with well-documented compliance challenges. We believe OcuRing™-K has the potential to eliminate the need for those regimens and to make recovery easier for patients. Previously reported preclinical studies and a Phase 1 clinical evaluation demonstrated a favorable safety profile, with no treatment-related serious adverse events observed, and the Phase 2 trial is the next important step in the product’s development.

Our post-surgical pain candidate, PRF-110, has also generated encouraging data this year. In a head-to-head preclinical study, PRF-110 demonstrated sustained 72-hour analgesic activity comparable to an approved, commercially available extended-release product, using a ropivacaine-only, NSAID-free formulation, and expanded results from the same study showed slower systemic absorption and enhanced retention at the surgical site. With reducing reliance on opioids remaining a clinical and public health priority, we believe these results support the potential of our proprietary extended-release delivery platform.

Building GridFeed™ as a Standalone AI Energy Business

We continue to invest in GridFeed, our AI-driven platform for renewable energy trading and revenue optimization. GridFeed combines localized weather intelligence, production forecasting, battery storage orchestration and market analytics to support day-ahead, intraday and continuous trading decisions, with the goal of reducing imbalance exposure and maximizing revenue from solar, wind and battery storage assets. This year, the underlying engine was validated using real-world European utility-scale production, weather and market data, the platform was extended into battery energy storage through Battery-to-Revenue Intelligence, DeepSolar joined the NVIDIA Connect program and the Company began recognizing limited initial revenue from its first commercial engagements. PRF has also filed its first patent application related to GridFeed, covering plant-level microclimate forecasting technology designed to improve the accuracy of renewable energy forecasting.

In September, we announced plans to establish GridFeed, together with our DeepSolar operations, as a standalone, wholly owned subsidiary. This structure is intended to give us a clean vehicle to pursue strategic investment, partnerships and commercial collaborations directly at the GridFeed level with energy producers, traders, utilities, technology companies and sector-focused investors, and we believe it can help investors see the value of the GridFeed business more clearly.

We also announced that GridFeed is exploring AI and hyperscale data centers as a new market. According to the IEA, global data center electricity consumption is projected to roughly double from 485 TWh in 2025 to 950 TWh in 2030, while consumption from AI-focused data centers is expected to triple over the same period. Access to reliable power is becoming one of the main constraints on data center growth. GridFeed was built to help renewable energy operators make better decisions about every megawatt they produce, and we believe its optimization engine could be extended to help data center operators make the best use of limited power capacity. Our team is evaluating how GridFeed could support energy cost management, battery operation, workload shifting and real-time power allocation, along with potential opportunities for technology integration, pilot deployments and co-development with industry partners.

Executing a Disciplined Growth Strategy

Our strategy remains centered on creating long-term shareholder value through disciplined capital allocation focused on the development of innovative technology businesses. In addition to advancing our existing biotechnology and AI energy platforms, we continue to evaluate strategic opportunities that we believe could accelerate growth, including partnerships, licensing arrangements, investments and selective acquisitions of complementary technologies or companies. We intend to pursue such opportunities only where they strengthen our strategic position and have the potential to create sustainable long-term value for our shareholders.

Looking Ahead

PRF moves toward year-end 2026 with a strengthened balance sheet, two distinct businesses with meaningful upcoming milestones and increased strategic flexibility. Our priorities are clear: initiate the OcuRing™-K Phase 2 trial, complete the establishment of GridFeed as a standalone subsidiary and advance discussions with potential strategic partners, develop GridFeed’s data center opportunity, and deploy capital responsibly to maximize long-term shareholder value.

The Board of Directors and management remain committed to disciplined execution, prudent capital allocation and transparent communication with our shareholders. On behalf of the Board and our entire team, I would like to thank you for your continued confidence, trust and support. We look forward to updating you on our progress in the months ahead.

Sincerely,

Efraim Cohen-Arazi

Interim Chief Executive Officer

PRF Technologies

About PRF Technologies

PRF Technologies (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar and GridFeed, PRF also develops advanced software solutions that enable both consumers and enterprises to monitor, forecast, trade and optimize energy – particularly in solar-integrated environments. This dual business model reflects PRF’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.prf-tech.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act about PRF’s expectations, beliefs and intentions including with respect to statements related to the Company’s expectations regarding its cash resources, liquidity, capital requirements and ability to fund its operations and planned activities; the Company’s expectations regarding the timing, commencement, enrollment, conduct and results of the planned Phase 2 clinical trial of OcuRing™-K, including the anticipated commencement of patient enrollment before year-end 2026; the potential safety, efficacy, benefits and commercial potential of OcuRing™-K and PRF-110; the Company’s plans for the continued development of its drug-delivery programs; the continued development and commercialization of GridFeed™ and DeepSolar Predict™, including the ability to obtain additional paid engagements and generate meaningful revenue; the Company’s plans to establish GridFeed and related operations in a separate wholly owned subsidiary and the potential benefits of such structure, including the ability to pursue strategic investments, partnerships and commercial collaborations; the potential application of GridFeed’s technology to data-center power management and other applications, including energy cost management, battery operation, workload shifting and power allocation; the Company’s ability to adapt, validate and commercialize its technology for such applications; and the Company’s ability to execute on its strategic priorities and create long-term shareholder value. . Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the preliminary and unaudited nature of the selected financial results included in this press release and the possibility that final reported amounts may differ; our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110, OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar and GridFeed solutions; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to adapt the GridFeed platform to the requirements of data center operators and our limited experience in the data center market; the accuracy of third-party market projections, including those of the International Energy Agency; our ability to complete the formation of the GridFeed subsidiary and to identify, negotiate and consummate strategic partnerships, collaborations or investments at the subsidiary level on acceptable terms, or at all; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: prfx@crescendo-ir.com

Dr. Ehud Geller, Chairman

PRF Technologies Ltd.

Tel: +972-54-4236711

Email: egeller@medicavp.com